Exhibit 99.12

TWEED EXPANDS PRODUCT OFFERING WITH LAUNCH OF FORIA
4-20, 2017
SMITHS FALLS, ON – Tweed Inc. (“Tweed”), a wholly-owned subsidiary of Canopy Growth Corporation (TSX:WEED) (“Canopy Growth”) today expanded its product line with the introduction of FORIA. We’re either nine months and 24 days early or two months and six days late - it’s all about perspective. Happy 4-20.

1 Hershey Dr. Smiths Falls, ON K7A 0A8 (855) 558 9333 x 122 invest@canopygrowth.com www.canopygrowth.com	For more information on FORIA, please visit www.tweedmainstreet.com.
And if you’re perusing the Main Street site today, why not snag a new t-shirt for $4.20. Today only for all of our friends.
Contact: Jordan Sinclair
Director of Communications Jordan@tweed.com 613-769-4196

Tyler Burns

Investor Relations

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering diverse brands and curated cannabis strain varieties in dried and oil extract forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of indoor and greenhouse production capacity. Canopy Growth has established partnerships with leading sector names in Canada and abroad. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.